

June 21, 2021

Mark K. Ruport
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Sante Fe, New Mexico 87507

> **Re: Sigma Labs, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2021**
> **File No. 333-257054**

Dear Mr. Ruport:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Darren Freedman, Esq.